Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

November 30, 2009

Terence O’Brien

Accounting Chief Branch

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 4631

Washington, D.C. 20549

Re:

P2 Solar, Inc.

Item 4.02 Form 8-K

Filed November 17, 2009

File No. 333-91190

Dear Mr. O’Brien:

On behalf of P2 Solar, Inc., a Delaware corporation (the “Company”), enclosed please find our responses to your comment letter dated November 24, 2009.

ITEM 4.02 FORM 8-K FILED NOVEMBER 17. 2009

1.

Please amend your report to include all of the information required by Item 4.02(b) of Form 8-K. Also, please resubmit the letter from your independent accountant addressing the revised disclosures. Refer to Item 4.02(c) of Form 8-K. You should file your amendment as a Form 8-K/A with the Item 4.02 designation. In this regard, please provide a brief description of the facts underlying the independent accountant’s conclusion to the extent known to you at the time of filing.

Response:  In response to Comment 1, we have filed a Form 8-K/A with the Securities and Exchange Commission on November 30, 2009 amending our Form 8-K to include all of the information required by Item 4.02(b) of Form 8-K. In conjunction with our amended filing, we resubmitted the letter from our independent accountant addressing our revised disclosures.

2.

Please tell us when you intend to file the restated financial statements. We may have further comment after you file the restated financial statements.

Response:  We have filed the restated financial statements for the fiscal year ended March 31, 2009 and the fiscal period ended June 30, 2009 on Forms 10-K/A and 10-Q/A, respectively, with the Securities and Exchange Commission on November 30, 2009.

3.

We remind you that when you file your restated Forms 10-K and l0-Q you should appropriately address the following:

•

an explanatory paragraph in the reissued audit opinion,

•

full compliance with FAS 154, paragraphs 25 and 26,

•

fully update all affected portions of the document including MD&A, selected financial data, and quarterly financial data,

•

updated Item 9A. disclosures should include the following:

o

a discussion of the restatement and the facts and circumstances surrounding it,

o

how the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of their disclosure controls and procedures,

o

changes to internal controls over financial reporting, and

o

anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

Refer to Items 307 and 308(e) of Regulation S-K.

•

include all updated certifications.

Response:  We have appropriately addressed all of the items identified in Comment 3 in our amended filings.

Attached to this correspondence, please find an acknowledgement by the Company whereby the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

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